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                          June 1, 2021

       Andrea Mancuso
       Senior Counsel - Securities
       Digital Media Solutions, Inc.
       4800 140th Avenue N., Suite 101
       Clearwater, Florida 33762

                                                        Re: Digital Media
Solutions, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 27, 2021
                                                            File No. 333-256518

       Dear Ms. Mancuso:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-2365 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services